[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

February 28, 2011

U.S. Securities and Exchange Commission                                                                   Via Edgar and Federal Express
Division of Corporation Finance
Attention:  H. Roger Schwall, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Re:	Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Forms 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010 and November 5, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010; June 30, 2010; and September 30, 2010
File May 6, 2010; August 9, 2010; and November 8, 2010
Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
Filed November 5, 2010
File No. 0-33999

Dear Mr. Schwall:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated February 18, 2011. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

General

1.
Comment: Please provide revised disclosure by supplemental response, and clear all outstanding comments prior to filing additional amendments to your Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010.

Response:  We will provide revised disclosures to the Staff by supplemental response prior to amending any previous filings.  We expect to file our Form 10-K for the fiscal year ended December 31, 2010 on or about March 1, 2011, and will ensure the Staff’s comments are fully addressed in that and all future filings, as described in this and our previous correspondence with the Staff regarding the above-referenced filings.

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Form 10-K/A for Fiscal Year Ended December 31, 2009 filed April 30, 2010

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

2.
Comment: We note your response to comment [three] in our letter dated November 16, 2010. Based on your responses to date, we understand that a group of thirteen peer companies was used for determining both (i) year-end bonus compensation amounts for the 2009 fiscal year and (ii) a one-time four-year equity incentive plan for the company’s executive management; and we understand that a group of eight peer companies was used for determining 2010 base salary amounts for management. Please ensure that your revised disclosure is clear and internally consistent.

Response:  The Company’s Compensation Committee has verified that the disclosure concerning the Company’s peer groups utilized for determining compensation under Item 11 Executive Compensation – Compensation Discussion and Analysis in Amendment No. 2 to the Company’s Form 10-K for the year ended December 31, 2009 is accurate, and we will ensure that similar disclosures in future filings are clear and internally consistent.

Form 10-Q for Quarterly Period Ended June 30, 2010

Note 5. Oil and Gas Properties, page F-15

3.
Comment: We have reviewed your response to comment six in our letter dated November 16, 2010, and the disclosure provided in the Free Writing Prospectus filed on November 16, 2010. We note you have provided additional information relating to the 16,861 net mineral acres acquired during the second quarter of 2010; however, we are unable to reconcile the figures provided with the total increase in oil and gas properties of approximately $36.6 million. Your response references you completed 42 separate acquisitions during the second quarter of 2010 of approximately 402 net mineral acres per transaction at an average cost of approximately $1,015 per mineral acre. Using these figures, the total cost of these 42 transactions calculates to approximately $17.1 million. Please tell us the source of the additional $19.5 million increase to your oil and gas properties. As it appears your current disclosures provide information related to only $17.1 million of the $36.6 million total increase, please expand your disclosures to address the remaining increase.

Response: Our increase in oil and gas properties consists of all acreage acquisition costs, drilling costs and other associated capitalized costs incurred during the period.  Of the approximately $36.6 million increase in oil and gas properties referenced in our previously-filed amendment to Form 10-Q for the fiscal quarter ended June 30, 2010 and our previous response to the Staff’s comments, approximately $17.1 million was attributable to acreage acquisition costs and the remaining $19.5 million increase was attributable to drilling costs and other associated capitalized costs incurred during the period.  We expect to file our Form 10-K for the fiscal year ended December 31, 2010 on or about March 1, 2011 and will provide a similar breakdown of the components contributing to increases in the Company’s oil and gas properties in that filing and future filings, as applicable.

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the periods ended June 30, 2009 and June 30 2008

4.
Comment: We note your response to comment seven in our letter dated November 16, 2010, and your reference to general and administrative expenses net of share-based compensation expenses. Your current disclosure does not provide a clear analysis of these expenses. Please revise your proposed disclosure to reference general and administrative expenses as they appear on the face of your statement of operations. You may separately discuss the cause of increases or decreases in amounts of share-based compensation to provide further information as to the reason for increases or decreases in your total general and administrative expense amounts.

Response:  We expect to file our Form 10-K for the fiscal year ended December 31, 2010 on or about March 1, 1011 and intend to provide under Management’s Discussion and Analysis disclosure in substantially the following form:

Results of Operations for the periods ended December 31, 2009 and December 31, 2010.

Our revenues, costs and net income increased in 2010 compared to 2009 as we continued our development plans and significantly increased our production.  Revenues for the year ended December 31, 2010 were $44,559,100, compared to $14,221,499 for the year ended December 31, 2009. The increase in revenue is primarily due to our continued addition of wells and an increase in our average realized crude oil prices period-over-period. We have added wells each quarter since the first quarter of 2008 and, in particular, added production from 16.85 additional net wells during 2010.  During 2010, we realized a $70.09 average price per barrel of crude oil (after the effect of settled hedges), compared to a $56.85 average price per barrel of crude oil (after the effect of settled hedges) during 2009.

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

We realized net income of $6,917,300 (representing approximately $0.14 per share) for the year ended December 31, 2010, and net income of $2,798,952 (representing approximately $0.08 per share) for the year ended December 31, 2009.

Total operating expenses were $33,053,812 for the year ended December 31, 2010, compared to total operating expenses of $10,092,538 for the year ended December 31, 2009.  The increase in operating expenses are due primarily to increased production expenses, production taxes, depletion and general and administrative expenses associated with our continued addition of crude oil and natural gas production from new wells.

During the year ended December 31, 2010, we had production expenses of $3,288,482, compared to production expenses of $754,976 during the year ended December 31, 2009.  The increase in production expense is primarily a result of more mature wells utilizing artificial lift.

During the year ended December 31, 2010, we incurred production taxes of $5,477,975, compared to production taxes of $1,300,373 during the year ended December 31, 2009. The increase in production taxes is primarily due to the continued addition of producing oil and gas properties and related sales.

We recorded depletion of $16,884,563 during the year ended December 31, 2010, compared to depletion of $4,250,983 during the year ended December 31, 2009.  The increase in depletion is primarily due to the addition of proven properties subject to the depletion calculation.
 We had general and administrative expenses of $7,204,442 and $3,686,330 during the years ended December 31, 2010 and 2009, which included $3,638,309 and $2,452,823 net of share based compensation expense, respectively. The increase in general and administrative expense is primarily due to the increase in share based compensation, personnel, and travel expenses.

Results of Operations for the periods ended December 31, 2008 and December 31, 2009.

Our revenues, costs and net income increased in 2009 compared to 2008 as we continued our development plans and significantly increased our production. Revenues for the twelve-month period ended December 31, 2009 were $14,221,499, compared to $4,321,879 for the twelve-month period ended December 31, 2008.These increases in revenue are primarily due to our continued addition of wells, partially offset by lower sales prices. We have added wells each quarter since the first quarter of 2008 and, in particular, added production from 7.09 additional net wells during 2009.

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

We realized net income of $2,798,952 (representing approximately $0.08 per share) for the year ended December 31, 2009 and net income of $2,424,340 (representing approximately $0.07 per share) for the year ended December 31, 2008.

Total operating expenses were $10,092,538 for the year ended December 31, 2009, compared to total operating expenses of $3,111,430 for the year ended December 31, 2008.  These increases in expense are due primarily to increased production expenses, production taxes, depletion and general and administrative expenses associated with our continued addition of crude oil and natural gas production from new wells.

During the year ended December 31, 2009, we had production expenses of $754,976, compared to production expenses of $70,954 during the year ended December 31, 2008. The increase in production expense was primarily a result of more mature wells utilizing artificial lift and the general aging of Northern Oil’s production.

During the year ended December 31, 2009, we incurred production taxes of $1,300,373, compared to production taxes of $203,182 during the year ended December 31, 2008.  The increase in production taxes was primarily due to the continued addition of producing oil and gas properties and related sales.

We recorded depletion of $4,250,983 during the year ended December 31, 2009, compared to depletion of $677,915 during the year ended December 31, 2008.  The increase in depletion is primarily due to the addition of proven properties subject to the depletion calculation.

We had general and administrative expenses of $3,686,330 and $2,091,289 during the year ended December 31, 2009 and 2008, which included $2,452,823 and $1,985,914 net of share based compensation expense, respectively.  The increase in general and administrative expense is primarily due to the increase in share based compensation, professional service, personnel, and travel expenses.

5.
Comment: Your response to comment eight in our letter dated November 16, 2010 states you believe you have provided the appropriate reconciliation of your non-GAAP per share measures within the tables on page 28 of the amended Form 10-Q. The guidance in Question 102.05 of the staff's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as updated on January 15, 2010 specifically states: “Non-GAAP per share performance measures should be reconciled to GAAP earnings per share.” Please revise your disclosure to reconcile your Adjusted EBITDA per share–basic and diluted to your GAAP earnings per share.

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Response:  Our response to comment eight was intended to acknowledge that the tables on page 28 of the amended Form 10-Q did not contain a direct reconciliation of the non-GAAP performance measures.  However, all data required to reconcile those per share measures was presented in the Company’s previously-filed financial statements, which were included elsewhere in the filing.  In future filings, the Company will supplement its reconciliation tables to include all line items necessary for a full reconciliation of all non-GAAP performance measures (including per share measures).  We expect to file our Form 10-K for the fiscal year ended December 31, 2010 on or about March 1, 2011 and to provide under Management’s Discussion and Analysis of Financial Condition and Results of Operations a reconciliation of our non-GAAP financial measures in substantially the following form:

Northern Oil and Gas, Inc.
Reconciliation of GAAP Net Income to Adjusted EBITDA

	Year Ended December 31,
	2010	2009	2008
			As Adjusted
Net Income	$6,917,300	$2,798,952	$2,424,340
Add Back:
Income Tax Provision (Benefit)	4,419,000	1,466,000	(830,000)
Depreciation, Depletion,
Amortization and Accretion	17,082,913	4,350,859	746,005
Share Based Compensation	3,566,133	1,233,507	105,375
Mark-to-Market Derivative Instruments	14,545,477	363,414	-
Interest Expense	583,376	535,094	28,976
Adjusted EBITDA	$47,114,199	$10,747,826	$2,474,696
Adjusted EBITDA Per Common Share - Basic	$0.94	$0.29	$0.08
Adjusted EBITDA Per Common Share - Diluted	$0.93	$0.29	$0.08
Weighted Average Shares Outstanding – Basic	50,387,203	36,705,267	31,920,747
Weighted Average Shares Outstanding - Diluted	50,778,245	36,877,070	32,653,552
Net Income Per Common Share - Basic	$0.14	$0.08	$0.08
(As Reported)
Change due to Non-GAAP Measurements	0.80	0.21	-
Adjusted EBITDA Per Common Share - Basic	$0.94	$0.29	$0.08
(Adjusted for Non-GAAP Measurement)
Net Income Per Common Share - Diluted	$0.14	$0.08	$0.07
(As Reported)
Change due to Non-GAAP Measurements	0.79	0.21	0.01
Adjusted EBITDA Per Common Share - Diluted	$0.93	$0.29	$0.08
(Adjusted for Non-GAAP Measurement)

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Northern Oil and Gas, Inc.
Reconciliation of GAAP Net Income to Net Income Excluding
Unrealized Mark-to-Market Hedging Lossess

	Year Ended December 31,
	2010	2009	2008 As Adjusted
Net Income	$6,917,300	$2,798,952	$2,424,340
Mark-to-Market of Derivative Instruments	14,545,477	363,414	-
Tax Impact	(5,649,000)	(140,000)	-
Net Income without the Effect of Certain Items	$15,813,777	$3,022,366	$2,424,340
Net Income Per Common Share - Basic	$0.31	$0.08	$0.08
Net Income Per Common Share - Diluted	$0.31	$0.08	$0.07
Weighted Average Shares Outstanding – Basic	50,387,203	36,705,267	31,920,747
Weighted Average Shares Outstanding - Diluted	50,778,245	36,877,070	32,653,552
Net Income Per Common Share - Basic	$0.14	$0.08	$0.08
(As Reported)
Change due to Non-GAAP Measurements	0.17	-	-
Net Income without Effect of Certain Items Per Common Share - Basic	$0.31	$0.08	$0.08
Net Income Per Common Share - Diluted	$0.14	$0.08	$0.07
(As Reported)
Change due to Non-GAAP Measurements	0.17	-	-
Net Income without Effect of Certain Items Per Common Share - Diluted	$0.31	$0.08	$0.07

U.S. Securities and Exchange Commission
[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

We hope the foregoing, together with the marked copy of the proposed Amended Report, addresses any concerns you might have regarding the subject matter set forth above.  We intend to file the Amended Report and related exhibits upon confirmation that our proposed revisions are acceptable to the Staff.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800. My fax number is 952-476-9801.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ James R. Sankovitz
James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary